Exhibit 9

September 14, 2017

Board of Directors

Energen Corporation

605 Richard Arrington Jr. Blvd. N.

Birmingham, AL 35203

Ladies and Gentlemen:

As you are aware, Corvex has engaged in an open and constructive dialogue with your Chief Executive Officer and Chairman, James McManus, for several months. Stated in your own words, Corvex and Energen’s Board of Directors share a common goal: to maximize value for all shareholders. Therefore, you can understand our extreme disappointment on September 12th when Mr. McManus told us that the Board had rejected our proposal to add three highly-qualified, independent individuals to the Energen board, without the nominating and governance committee ever speaking with the candidates. Even more stupefying is Energen’s decision to preemptively sue us—the Company’s largest shareholder—simply to prevent your shareholders from gathering at a special meeting in order to have their voices heard. Your actions speak volumes; instead of welcoming shareholder engagement, you are attempting to hide behind the Court.

Indeed, we believe the primary goal of this litigation is to unduly preclude—or at least delay—your shareholders’ ultimate right to vote in a manner that is consistent with their interests as owners of your Company. You may position the lawsuit as a clarification of corporate provisions, but make no mistake about it: the clear effect is an effort to disenfranchise shareholders by denying them the right to decide the composition of Energen’s board. Rather than using our discussions as an opportunity to demonstrate a strong commitment to open and sound corporate governance practices, you are actively taking a step in the other direction. Nevertheless, we firmly believe that Alabama law and the Company’s Charter permit shareholders to vote on our proposal to expand the board, and permits Corvex, as a 10%-plus shareholder, to compel the scheduling of a special meeting to vote on such proposal. We will aggressively defend our right to call that meeting, and we will not rest until shareholders’ voices are heard.

As a reminder, we have stated clearly that we believe the Company has highly valuable assets in the Permian Basin. Despite this enviable position, we believe Energen trades at a discount to its public peers—an assertion with which Mr. McManus has agreed. Further, and more importantly, Energen currently trades at a material discount to its net asset value (NAV), another point with which Mr. McManus has emphatically agreed. We believe this discount is due, in part, to the Company’s track record of operating performance and capital allocation, both of which fall short of its best-in-class peers. In addition, we believe that the Company’s suboptimal corporate governance structure has magnified the prevailing discount to NAV. Among other examples, Energen’s corporate governance failings are evidenced by: 1) the board’s unwillingness to allow its lead director (or any other director) to meet shareholders directly, without senior management’s chaperoned influence; and 2) the board’s highly abbreviated and disingenuous strategic review process. Finally, we have stated that the case for M&A is simply too compelling to ignore, given the Company’s asset position and the significant benefits that could be unlocked through consolidation.

In June, 2017, we asked the Company to do two things: 1) announce that it has hired a bank to seriously explore strategic alternatives, and 2) meet with top shareholders to get their views on the value of various alternatives that could be available to the Company. We were clear that we had not pre-judged any outcome, and would support whichever decision created the most value for all shareholders. However, you took neither of our suggested actions. Instead, a mere three weeks after our June letter, you announced that you had reviewed strategic alternatives and were recommitting to the Company’s status quo business plan. The board refused to meet with us and did not engage in any formal process to solicit the views of other shareholders. We urged you to meet with shareholders and reconsider your conclusion—a suggestion which you also rejected.

We then engaged in discussions with you about adding a number of new, highly qualified directors to contribute fresh perspectives to the boardroom. If you had taken the time to meet our proposed candidates, we believe that you would be hard-pressed to dispute their extraordinary industry knowledge coupled with extensive C-suite and public-company boardroom experience. However, instead of constructively engaging with us and meeting these director candidates, you filed a lawsuit asking a court to bless your interpretation of Alabama law that would strip shareholders of their right to expand the board. It is for this reason we feel compelled to write the letter you are reading now.

Let me be clear, you will face shareholders one way or the other. This litigation will cost shareholders valuable resources, act as a distraction to management, and will ultimately only serve to delay the inevitable. Shareholders will eventually get their vote, either at a special meeting we would like to call or at Energen’s next annual meeting. Moreover, what you would view as a “win” in court will be widely considered a loss for the shareholders you represent. If you prevail in this lawsuit—which we intend to vigorously contest—you only will have further highlighted Energen’s suboptimal approach to corporate governance. Indeed, this lawsuit represents yet another example in what is becoming a disconcerting pattern of events that calls into question how this board and management apply their judgment and energy.

As always, despite our differences, I continue to hope that we are aligned in our goal to create the most risk-adjusted value for shareholders. In that regard, I remain willing and ready to discuss these issues with any member of the board, and to work constructively, as team-members, with no preconceived outcomes other than a goal to maximize value for all shareholders.

Sincerely,

/s/ Keith Meister

Keith Meister

Managing Partner

Corvex Management

Page 2